40-33

SEWARD & KISSEL LLP

1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

RECD S.E.C.
OCT - 9 2003
1086

Branch 22
811-00126

October 9, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

03040242

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a derivative complaint filed in federal district court in the Eastern District of New York on October 8, 2003 against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds"). The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Shaswat Das
Domenick Pugliese

PROCESSED
DEC 08 2003
THOMSON
FINANCIAL

APPENDIX A

AllianceBernstein Funds	
AllianceBernstein Growth & Income Fund, Inc.	811-00126
AllianceBernstein Health Care Fund, Inc.	811-09329
AllianceBernstein Disciplined Value Fund, Inc.	811-09687
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund - AllianceBernstein Tax-Managed Balanced Wealth Strategy - AllianceBernstein Tax-Managed Wealth Preservation Strategy	811-05088
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221
AllianceBernstein Premier Growth Fund, Inc.	811-06730
AllianceBernstein Quasar Fund, Inc.	811-01716
AllianceBernstein Technology Fund, Inc.	811-03131
AllianceBernstein Utility Income Fund, Inc.	811-07916
AllianceBernstein Balanced Shares, Inc.	811-00134
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081
AllianceBernstein All Asia Investment Fund, Inc.	811-08776
AllianceBernstein Greater China '97 Fund, Inc.	811-08201
AllianceBernstein International Premier Growth Fund, Inc.	811-08527
AllianceBernstein Global Small Cap Fund, Inc.	811-01415
AllianceBernstein New Europe Fund, Inc.	811-06028
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426
AllianceBernstein Americas Government Income Trust, Inc.	811-06554
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391
AllianceBernstein High Yield Fund, Inc.	811-09160
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251

Sanford C. Bernstein Fund, Inc. - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618
Alliance All-Market Advantage Fund, Inc.	811-08702
ACM Income Fund, Inc.	811-05207
ACM Government Opportunity Fund, Inc.	811-05595
ACM Managed Dollar Income Fund, Inc.	811-07964
ACM Managed Income Fund, Inc.	811-05643
ACM Municipal Securities Fund, Inc.	811-07510
Alliance California Municipal Income Fund, Inc.	811-10575
Alliance National Municipal Income Fund, Inc.	811-10573
Alliance New York Municipal Income Fund, Inc.	811-10577
The Spain Fund, Inc.	811-05189
Alliance World Dollar Government Fund, Inc.	811-07108
Alliance World Dollar Government Fund II, Inc.	811-07732

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

FELICIA BERNSTEIN, Custodian for DANIELLE BROOKE BERNSTEIN, Derivatively on behalf of ALLIANCEBERNSTEIN TECHNOLOGY FUND and the ALLIANCEBERNSTEIN MUTUAL FUNDS[1],

Plaintiff

v.

ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT, L.P., AXA FINANCIAL, INC., GERALD T. MALONE, CHARLES SCHAFFRAN, BRUCE W. CALVER, LEWIS A. SANDERS, JOHN D. CARIFA, ROBERT C. ALEXANDER, DAVID H. DIEVLER, WILLIAM H. FOULK, JR., D. JAMES GUZY, MARSHALL C. TURNER, JR., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, AND CANARY CAPITAL PARTNERS, LTD., BANK OF AMERICA CORP. and JOHN DOES 1-100,

Defendants

and

ALLIANCEBERNSTEIN TECHNOLOGY FUND and the ALLIANCEBERNSTEIN MUTUAL FUNDS

Nominal Defendants

CIVIL ACTION NO. CV 03 5087

WEXLER, J.

BOYLE, M.

JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

[1] A list of the "AllianceBernstein Mutual Funds" is attached to this Derivative Complaint as Exhibit A hereto.

The plaintiff, Felicia Bernstein, custodian for Danielle Brooke Bernstein, derivatively on behalf of the AllianceBernstein Technology Fund and the AllianceBernstein Mutual Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs

5. Plaintiff Felicia Bernstein, custodian for Danielle Brooke Bernstein, a resident of Woodmere, NY, purchased shares of the AllianceBernstein Technology Fund (the "Fund") on April 7, 2000, and continues to hold such shares.

Alliance Defendants

6. Defendant Alliance Capital Management L.P., the Fund's investment adviser ("Alliance" or the "Adviser") is a global investment management firm that provides money management services for public and private employee benefit plans, retirement funds, banks, insurance companies and high net worth individuals. Alliance is one of the largest mutual fund sponsors in the world and has been adviser to the Fund since its inception. As of June 30, 2003, Alliance supervised $426 billion in assets including $37 billion in mutual-fund assets. Alliance is a Delaware limited partnership and is a registered investment adviser under the Investment Advisers Act of 1940.

7. Alliance is responsible for the day-to-day management of investment portfolios and other business affairs of the Fund and all other AllianceBernstein Mutual Funds. Alliance furnishes advice and recommendations concerning investments, administrative, compliance, and accounting services. The individual AllianceBernstein Mutual Funds pay Alliance for management and investment advisory services quarterly based on the average net assets of the funds.

8. Alliance Capital Management Holding L.P. ("Alliance Holding"), a Delaware corporation with its principal place of business at 1345 Avenue of the Americas, New York, New York, is a publicly-traded holding company that offers diversified investment management services through defendant Alliance. Alliance Holding owns a 30.8 percent interest in Alliance and by virtue thereof controls, oversees, and directs the actions of Alliance.

9. Defendant AXA Financial, Inc. ("AXA Financial"), a Delaware corporation with its principal place of business at 1290 Avenue of the Americas, New York, New York, and a subsidiary of AXA SA, Europe's second largest insurer, provides financial advisory services, insurance and investment management products. AXA owns 55.7 percent economic interest in Alliance and by virtue thereof controls, oversees, and directs the actions of Alliance.

10. Defendant Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of AXA Financial, is the general partner of both Alliance Holding and Alliance.

11. At all relevant times, Defendant Gerald T. Malone ("Malone") was the Senior Vice President of the Fund and Senior Vice President of ACMC, with which he has been associated since prior to 1998. Malone was the portfolio manager of the Fund and two Alliance hedge funds until his suspension as a result of his involvement in the activities giving rise to this action. Malone's immediate superior in the Fund was defendant John D. Carifa ("Carifa").

12. At all relevant times, Defendant Charles Schaffran ("Schaffran") was a marketing executive with Alliance's hedge fund division, a part of Alliance, which sells hedge funds to public investors, until his suspension as a result of his involvement in the activities giving rise to this action. Schaffran joined Alliance in November 1994 to take over the management of the aforementioned then-new hedge fund division.

13. Defendant Bruce W. Calvert ("Calver") is Chairman of the Board of ACMC and was the Chief Executive Officer of ACMC from 1999 to June 2003. In that capacity he is and was ultimately responsible for the actions of ACMC.

14. Defendant Lewis A. Sanders ("Sanders") became the Chief Executive Officer of ACMC on June 30, 2003, and in that capacity he is and was ultimately responsible for the actions of ACMC. He has been a Director, Vice Chairman, and Chief Investment Officer of Alliance since October 2, 2000.

15. At all relevant times, Defendant Carifa was President and Chief Operating Officer of ACMC and Chief Executive Officer of Alliance's Mutual Funds Division and in that capacity he is and was responsible for the day-to-day operations of ACMC and the Mutual Funds Division of Alliance, including its Legal, Compliance, and Corporate Affairs.

Director Defendants

16. The following individual defendants and at relevant times were all Directors of the Fund. The business address of each director is 1345 Avenue of the Americas, New York, NY 10105.

a. John D. Carifa, Chair and President of the Fund and President, Chief Operating Officer and a Director of ACMC and a Director in 114 of the AllianceBernstein Mutual Funds.

b. Robert C. Alexander, President and sole stockholder of Alexander and Associates, Inc., a management consulting firm that has conduct business with ACMC

c. David H. Dievler, Director in 98 of the AllianceBernstein Mutual Funds until December 1994 was Senior Vice President of ACMC

d. William H. Foulk, Jr., Director in 110 of the AllianceBernstein Mutual Funds.

e. D. James Guzy

f. Marshall C. Turner, Jr.

The Directors select the managers, advisers and officers of the Fund, have a fiduciary duty to the Fund and its beneficiaries and a duty to maintain the safety of the assets of the Fund. Moreover, the business and affairs of the Fund are managed under the direction of the Board of Directors.

Canary Defendants

17. Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds.

18. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds.

19. Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

20. CCP, CCP Ltd., and CIM are collectively referred to herein as "Canary." Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

John Does 1-100

21. The true identities, roles and capacities of John Does 1-100 have yet to be ascertained. Included in John Does 1-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the AllianceBernstein Mutual Funds who participated, exploited and perpetrated the unlawful late trading in AllianceBernstein Mutual Funds and knowingly violated the policies established by the AllianceBernstein Mutual Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the Alliance defendants to make illicit trades in the AllianceBernstein Mutual Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating AllianceBernstein Mutual Funds investors. Furthermore, John Does 1-100 actively enticed the Alliance Defendants to breach the fiduciary duties owed to the AllianceBernstein Mutual Funds through numerous means including

the deposit of assets in Alliance hedge funds in exchange for the right to make short-term and late trades in AllianceBernstein Mutual Funds. The identities of John Does 1-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Bank Of America Corp.

22. Defendant Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters located at 100 N. Tryon St., in Charlotte, North Carolina 28255. BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. Among its financial service offerings is its own line of mutual funds marketed as the Nations Funds. In addition to offering its customers the option to purchase shares in a Nations Fund mutual fund, BOA offers hundreds of mutual funds that are not related to BOA. Because of its mutual fund routing system, BOA has the capability to allow individuals to make illegal late trades in any of the hundreds of mutual funds it offers. In fact, BOA installed special computer equipment in Canary's office for the very purpose of enabling Canary to late trade from within Canary's own offices. Through BOA's proprietary installation, Canary Defendants executed at least one late trade in Alliance Growth and Income Fund valued at $11 million.

Nominal Defendants

23. Nominal Defendant the Fund, a Maryland corporation with its principal place of business in New York, NY, is registered under the Investment Company Act as a diversified, open-end investment company. The Fund is managed in its entirety by Alliance. The Fund's stated investment objective is to emphasize growth by investing primarily in securities of companies which are expected to benefit from technological advances and improvements of capital, and investments will be made based upon their potential for capital appreciation.

24. Nominal defendant AllianceBernstein Mutual Funds consist of all of the AllianceBernstein mutual funds, including the Fund, as defined in the annexed exhibit, which are each organized under the Investment Company Act as open-end investment companies. The AllianceBernstein Mutual Funds are Maryland corporations with their principal place of business at 1345 Avenue of the Americas, New York, New York. Each individual AllianceBernstein Mutual Fund is operated and controlled by Alliance.

25. The defendants described in paragraphs 6-15 are sometimes referred to as the "Alliance Defendants." The defendants described in paragraphs 21 are sometimes referred to as the "John Doe Defendants." The defendants described in paragraphs 23-24 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 16 are sometimes referred to as the "Director Defendants."

PRELIMINARY STATEMENT

26. This derivative action is brought to recover damages for injuries to the Fund, the AllianceBernstein Mutual Funds, and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the AllianceBernstein Mutual Funds which operated as a fraud and deceit on the Plaintiffs and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

27. Each of the Alliance Defendants and the Director Defendants owed to the AllianceBernstein Mutual Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the AllianceBernstein Mutual Funds and their shareholders, and owed the duty of full and candid

disclosure of all material facts thereto. All AllianceBernstein Mutual Funds are operated and controlled by Alliance.

Manipulative Devices

28. Like all other mutual funds, AllianceBernstein Mutual Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

29. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader

can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

30. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

31. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

32. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

33. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors, like unscrupulous hedge funds or even mutual fund managers and their associates, attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

34. Continued successful late-trading or timing requires the complicity of a funds' management, which the John Doe Defendants received from the Alliance Defendants.

35. The Canary Defendants and the John Doe Defendants obtained assistance to engage in late trading directly from defendants Malone, Schaffran, and Alliance. In addition, Malone, Schaffran, and other Alliance fiduciaries, did not require assistance as they, themselves, were responsible for the management and administration of the AllianceBernstein Mutual Funds, including the entry and execution of trades in AllianceBernstein Mutual Funds. By failing to

enforce or follow regulations and policies prohibiting late trading, Alliance allowed and encouraged Canary and the John Doe Defendants and the Alliance Defendants to buy and sell AllianceBernstein Mutual Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, at the 4:00 p.m. price far beyond the 4:00 p.m. deadline. Moreover, through the coordination of and solicitation by Alliance fiduciaries, including but not limited to defendants Schaffran and Malone, the John Doe Defendants made short term trades on an ongoing basis that violated the policies of the AllianceBernstein Mutual Funds. This conduct continued for a substantial amount of time and was well known within Alliance and amongst the fiduciaries responsible for the management of AllianceBernstein Mutual Funds and was merely reflective of the self-dealing that pervaded Alliance.

36. Defendant Bank of America installed special computer equipment in Canary's office that allowed Canary to buy and sell hundreds of mutual funds offered to Bank of America customers, including shares in the AllianceBernstein Mutual Funds, at the 4:00 p.m. price until 6:30 p.m. New York time. Through this system, the Canary Defendants executed at least one late trade in Alliance Growth and Income Fund valued at approximately $11 million. In return for the permission to late trade and time the AllianceBernstein Mutual Funds, the John Doe Defendants agreed to leave millions of dollars in other Alliance investment vehicles, including Alliance hedge funds, on a long-term basis. Such parked funds are known in the industry as "sticky assets."

37. Because of the harm market timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one

recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, "Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds" (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by the John Doe Defendants in the Fund are easily apparent. Moreover, Malone, Schaffran, and the John Doe Defendants actively participated in the timing scheme by knowingly soliciting, permitting, and executing the improper trades in the Fund.

38. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers are, as here, assisting the timer.

39. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

40. Canary and the John Doe Defendants perpetrated two primary manipulative schemes on the AllianceBernstein Mutual Funds, from at least from 1999 to 2003 with the complicity of the Alliance Defendants. (These manipulative schemes were repeated regularly with other funds and other fund managers.) The schemes violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the managers substantial fees and other income for themselves and their affiliates.

41. Alliance is the manager and investment advisor for all of the AllianceBernstein Mutual Funds. While each mutual fund is in fact its own company, as a practical matter the Advisor, Alliance, through various subsidiaries, is responsible for the development, underwriting, operation, distribution and marketing of all of the funds. The portfolio managers are all typically employees of the Advisor (who hold office by election of the Directors) not the mutual funds. The Advisor, Alliance, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the Alliance makes. Knowing this, the timer frequently offers the fund manager/advisor more assets in exchange for the right to time. Fund manager Alliance allowed timers, such as Canary and one or more of the John Doe Defendants, to target specific funds (*e.g.* the Fund) to be hurt in exchange for additional money in their own pockets in the form of higher management fees resulting from Canary or the John Doe Defendants placing assets ("sticky funds") in other AllianceBernstein Mutual Funds, usually liquid asset funds.

42. The Canary Defendants uncovered significant timing opportunities in 2000, 2001, 2002 and 2003, starting with small cap technology funds. Beginning in late 2000, Canary even engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing agreements with approximately thirty mutual fund families, including Alliance, many of which involved "sticky assets" – *i.e.*, money parked in another investment vehicle – of one kind or another.[3]

[3] As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

43. At the same time, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers who pursue this strategy trade through third parties, *i.e.*, brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account.

44. While the Canary Defendants targeted a number of funds for timing under the radar, that scheme was never lasting or dependable. Such timing trades were subject to discovery and the timer being shut down if the mutual fund company noticed the unusual activity. It was much better business for Canary to negotiate for timing capacity directly with entities like Alliance even if it had to tie up some of its capital in "sticky assets" to do so.

45. Canary achieved spectacular – albeit unlawful – success by timing and late trading in mutual funds.

46. In 1998, Canary achieved profits of 18 percent profit, and in 1999 its profits soared to 110 percent.

47. In the year 2000, Canary achieved a net return of 49.5 percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

48. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's assets had swelled to nearly $400 million.

49. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

50. After achieving disappointing profits of just of 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

51. Plaintiffs believe that after the opportunity for reasonable discovery, the evidence will show that one or more of the John Doe Defendants likewise engaged in market timing activity, such as late trading or time zone arbitrage, in one or more of the AllianceBernstein Mutual Funds during the period from approximately 1999 through 2003. In exchange, John Doe Defendants agreed to park money (*i.e.*, sticky assets) in Alliance hedge funds.

52. Plaintiffs believe that after the opportunity for reasonable discovery, the evidence will show that one or more of the John Doe Defendants received permission from the Alliance Defendants to time certain AllianceBernstein Mutual Funds, particularly the Fund. Plaintiffs further believe that after the opportunity for reasonable discovery, the evidence will also show that one or more John Doe Defendants agreed in exchange to park money (*i.e.*, sticky assets) in Alliance hedge funds Alliance permitted one or more John Doe Defendants to time the Fund and other AllianceBernstein Mutual Funds.

53. Throughout this same time period the AllianceBernstein Mutual Funds publicly maintained an excessive trading policy. For example, the August 7, 2003 prospectus for the Fund states:

> The Fund may refuse any order to purchase shares. In particular, the Fund reserves the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations.

Virtually identical language was contained in prospectuses for other AllianceBernstein Mutual Funds.

54. In the face of such policy and their fiduciary duties, the Alliance Defendants knowingly, deceptively permitted and actively facilitated the Canary Defendants' and/or the John Doe Defendants' market timing, by entering into relationships with the Canary Defendants and/or the John Doe Defendants to allow them to conduct late trading and/or market timing in the AllianceBernstein Mutual Funds to the detriment of the funds.

55. The Canary Defendants, the John Doe Defendants, and the Alliance Defendants realized tens of millions of dollars in profits as a result of these timing arrangements at the expense of the AllianceBernstein Mutual Funds. In many cases these profits also reflect late trading, as the Canary Defendants and/or the John Doe Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

56. As a result of the misconduct alleged herein, and a subsequent investigation of such misconduct by the Attorney General of the State of New York, Alliance was compelled to suspend Defendants Malone and Schaffran for their role in the wrongdoing and the injury he inflicted upon the AllianceBernstein Mutual Funds, including the Fund.

57. These events have had and will have a series of deleterious effects on the AllianceBernstein Mutual family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the AllianceBernstein Mutual Funds, thereby resulting in the AllianceBernstein Mutual Funds losing NAV and market value.

(b) As a result of the defendants' misconduct, the AllianceBernstein Mutual Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from the defendants' misconduct, thereby, at a minimum, causing the AllianceBernstein Mutual Funds to incur unnecessary direct and indirect investigatory, litigation, and administrative costs, and potentially resulting in awards, judgments, or settlements against the AllianceBernstein Mutual Funds.

Other Illegal and Improper Trading Activity by the Canary Defendants

58. Canary also engaged in late trading with Kaplan & Co. Securities Inc., a Boca Raton, Florida broker dealer, which Canary approached after hearing that it provided late trading. The contract between Canary and Kaplan & Co. provides that "[f]inal instructions for trades to be executed for Client shall be provided telephonically or by e-mail and shall be received no later than 4:30 p.m. EST at the offices of Kaplan & Co.," and indicates the possibility that Kaplan & Co. would execute trades received later than that. In May 2000, Canary entered into its agreement with the Security Trust Company through which it gained the capability of *submitting its orders until 8:30 p.m. New York time*. Canary continued to expand its channels for late trading and timing ultimately setting up a number of separate arrangements. These third party executed late trades gave the Canary Defendnts the ability to late trade virtually all mutual funds.

Equity Baskets

59. In 2001, faced with dropping markets, Canary developed a complex strategy that allowed them to in effect sell mutual funds short and profit on declining NAVs. To achieve this, Canary first needed to determine the exact portfolio makeup of a target mutual fund. Mutual fund managers were happy to provide this information to Canary. Canary would then (i) sell these securities short to create a negative mirror image of the fund, and (ii) buy the fund in an offsetting amount. As a result, Canary would own the shares of the fund, but be overall "market neutral." It would then wait, fully hedged, until there was a market event that would drive down the fund's price and create an opportunity for arbitrage. Canary would sell the shares back to the

fund that day at an artificially high price (because the NAV would not yet fully reflect the market movement downward) and then close out the short position with cheaper, market price shares. The cash left over was Canary's profit. To reduce the transaction costs of the strategy, Canary worked with derivatives dealers (including Bank of America) to create "equity baskets" of short positions in fund holdings that mimicked the effect of shorting every stock in the fund, with one customized "basket" per fund. This strategy served Canary well through the market drops in 2001 and 2002.

Bank of America

60. As part of its rampant scheme of manipulative and deceptive trading, Canary also established a late trading and timing relationships with the Bank of America. For example, starting in 2001, the Bank of America (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time its own mutual fund family, the "Nations Funds," (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The importance here is the use of the electronic trading platform that permitted trading on hundreds of mutual funds by the Canary Defendants.

61. In order to facilitate market timing in the AllianceBernstein Mutual Funds, as well as other mutual funds, Defendant Bank of America provided to the Canary Defendants and/or the John Doe Defendants certain computer software that enabled them to execute their own late trades and timed trades.

62. The plaintiffs believe that after the opportunity for reasonable discovery, the evidence will show that the Canary Defendants and/or the John Doe Defendants utilized the

computer software provided to them by defendant Bank of America to time the AllianceBernsetin Mutual Funds as well as other mutual funds.

DEMAND EXCUSED ALLEGATIONS

63. The plaintiff has not made demand upon the directors of the Fund or the directors of the AllianceBernstein Mutual Funds to bring an action against the Alliance Defendants, the Canary Defendants, the John Doe Defendants, and other culpable parties to remedy such wrongdoing.

64. Demand is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Alliance.

65. Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

66. Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Alliance Defendants and its directors and officers, who manage and control the day-to-day affairs of the Fund and the AllianceBernstein Mutual Funds.

67. Demand upon the Directors is also excused because the Directors of the AllianceBernstein Mutual Funds are all hand-picked by Alliance management, and thus owe their positions as well as their loyalties solely to Alliance management and lack sufficient independence to exercise business judgment. Because the Directors oversee numerous separate AllianceBernstein Mutual Funds, the Directors derive substantial revenue and other benefits for their services.

68. Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an investigation by the Attorney General of the State of New York and the United States Securities and Exchange Commission ("SEC") for some time.[4] In a September 30, 2003, letter from Alliance Capital investor relations to shareholders of the AllianceBernstein Mutual Funds, Alliance indicated that it had been contacted by the Attorney General and the SEC as part of the investigations into mutual fund practices and "ha[d] been providing full cooperation." Furthermore, Alliance Capital announced that it had suspended two employees, including defendants Malone and Schaffran, in response to conflicts of interests discovered through an internal investigation. Consequently, the Directors already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the AllianceBernstein Mutual Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Alliance Defendants and the Directors)

69. Plaintiff incorporates by reference paragraphs 1 through 69 above as if set forth herein.

70. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

[4] That investigation resulted in the filing of a Complaint by the New York Attorney General against Canary on September 3, 2003, and a $40 million partial settlement with Canary.

71. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

72. As alleged above in this Complaint, each Alliance Defendant and each Director breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the AllianceBernstein Mutual Funds or their shareholders.

73. By agreeing and/or conspiring with the Canary Defendants and/or the John Doe Defendants to permit and/or encourage said defendants to time the AllianceBernstein Mutual Funds, the Alliance Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the AllianceBernstein Mutual Funds and its shareholders.

74. By virtue of the foregoing, the Alliance Defendants and the Directors have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

75. As a direct and proximate result of the Alliance Defendants' wrongful conduct, the assets and value (including the NAV) of the AllianceBernstein Mutual Funds have been reduced and diminished and the corporate assets of the AllianceBernstein Mutual Funds have been wasted and the Alliance Defendants and the Directors are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against Alliance, the Canary Defendants, Bank of America and John Does 1-100

76. Plaintiff incorporates by reference paragraphs 1 through 69 above as if set forth herein.

77. Alliance, the Canary Defendants, Bank of America and John Does 1-100 directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they

knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the AllianceBernstein Mutual Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the AllianceBernstein Mutual Funds to sell securities at artificially deflated values as described in the Complaint.

78. The AllianceBernstein Mutual Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

79. By reason of the foregoing, said Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the AllianceBernstein Mutual Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Alliance Holding, AXA Financial, ACMC)

80. Plaintiff incorporates by reference paragraphs 1 through 69 above as if set forth herein.

81. Alliance Holding, AXA Financial, ACMC (the "Controlling Defendants") acted as a controlling person of Alliance within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of the Controlling Defendants' ownership and/or partnership interests in Alliance, as set forth in paragraphs 8-10 of this complaint, and active participation in and/or awareness of Alliance's day-to-day operations, the Controlling Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of Alliance. The Controlling Defendants had unlimited access to Alliance's records of transactions and had the ability to prevent Alliance from engaging in the schemes and artifices to defraud complained of in this Complaint.

82. The Controlling Defendants had direct and supervisory involvement over the day-to-day operations of the Alliance and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

83. By virtue of its position as a controlling person, the Controlling Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the AllianceBernstein Mutual Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty (Against the Alliance Defendants and the Director Defendants)

84. Plaintiff incorporates by reference paragraphs 1 through 69 above as if set forth herein.

85. The Alliance Defendants and the Director Defendants and each of them owed to the AllianceBernstien Mutual Funds, the Fund, and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each AllianceBernstein Mutual Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the AllianceBernstein Mutual Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

86. To discharge those duties, the Alliance Defendants and the Director Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the AllianceBernstein Mutual Funds.

87. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the Canary Defendants' and/or John Doe Defendants' timing scheme and other manipulative schemes as alleged in this Complaint.

88. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the AllianceBernstein Mutual Funds by permitting or incurring excess charges and expenses to the funds in connection with the Canary Defendants' and/or John Doe Defendants' timing scheme.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against Canary and John Does 1-100)

89. Plaintiff incorporates by reference paragraphs 1 through 69 above as if set forth herein.

90. The Canary and John Doe Defendants knew of the existence of the fiduciary duty between the Alliance Defendants and the Director Defendants and the AllianceBernstein Mutual Funds and knew the extent of that duty. The Canary and John Doe Defendants knew of the acts of late trading and timing made by them on the AllianceBernstein Mutual Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the Alliance Defendants and the Director Defendants owed to the AllianceBernstein Mutual Funds. The Canary and John Doe Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Alliance Defendants and the Director Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Alliance Defendants and the Director Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

91. The Canary and John Doe Defendants are jointly and severally liable to the AllianceBernstein Mutual Funds for damages proximately caused by their aiding and abetting as alleged herein.

92. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against Alliance Defendants, Canary Defendants, Bank of America and John Does 1-100)

93. Plaintiff incorporates by reference paragraphs 1 through 69 above as if set forth herein.

94. The Alliance Defendants, Canary Defendants, Bank of America and John DoesDefendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

95. The Alliance Defendants, Canary Defendants, Bank of America and John Doe Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

96. The Alliance Defendants, Canary Defendants, Bank of America and John Doe Defendants 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

97. The AllianceBernstein Mutual Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Directors of the Trust and replacing them with independent Directors,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the AllianceBernstein Mutual Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: New York, New York
October 6, 2003

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: [signature]

Daniel W. Krasner
Fred T. Isquith (FI6782)
Mark C. Rifkin
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

ATTORNEYS FOR PLAINTIFF

MALINA & WOLSON
Lincoln Bldg., 60 East 42nd Street
New York, New York 10165
(212) 986-7410

Exhibit A

ALLIANCEBERNSTEIN FAMILY OF FUNDS

U.S. Growth Funds
Growth Fund
Health Care Fund
Mid-Cap Growth Fund
Premier Growth Fund
Quasar Fund
Technology Fund

Value Funds
Disciplined Value Fund
Global Value Fund
Growth & Income Fund
International Value Fund
Real Estate Investment Fund
Small Cap Value Fund
Utility Income Fund
Value Fund

Blended Style Series
U.S. Large Cap Portfolio

Global & International Stock Funds
All-Asia Investment Fund
Global Small Cap Fund
Greater China '97 Fund
International Premier Growth Fund
New Europe Fund
Worldwide Privatization Fund

Select Investor Series
Biotechnology Portfolio
Premier Portfolio
Technology Portfolio

Taxable Bond Funds
Americas Government Income Trust
Corporate Bond Portfolio
Emerging Market Debt Fund
Global Strategic Income Trust
High Yield Fund

Taxable Bond Funds (continued)
Multi-Market Strategy Trust
Quality Bond Portfolio
U.S. Government Portfolio

Tax-Exempt Bond Funds
National
Intermediate Diversified
Insured National
Arizona
California
Intermediate California
Insured California
Florida
Massachusetts
Michigan
Minnesota
New Jersey
New York
Intermediate New York
Ohio
Pennsylvania
Virginia

Asset Allocation Funds
Balanced Shares
Conservative Investors Fund
Growth Investors Fund

Closed-End Funds
All-Market Advantage Fund
ACM Income Fund
ACM Government Opportunity Fund
ACM Managed Dollar Income Fund
ACM Managed Income Fund
ACM Municipal Securities Income Fund
California Municipal Income Fund
National Municipal Income Fund
New York Municipal Income Fund
The Spain Fund
World Dollar Government Fund
World Dollar Government Fund II

VERIFICATION

I, Felicia Bernstein, being competent to testify and based on personal knowledge, hereby verify that I have read the foregoing complaint against Defendants and that it is true and correct to the best of my knowledge, information, and belief.

Dated: October 7, 2003

[signature]

Sworn to me this 7th day
of October 2003

[signature]
Notary

JOSEPH WEISS
Notary Public, State of New York
No. 01WE5069215
Qualified in Nassau County
Commission Expires November 18, ~~19~~ 2006